Brookfield Renewable Energy Partners L.P.

73 Front Street

5th Floor

Hamilton, HM 12, Bermuda

June 4, 2013

Via Federal Express and EDGAR

Ms. Mara Ransom

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4631

Washington, D.C. 20549

Re:	Brookfield Renewable Energy Partners L.P. Registration Statement on Form 20-F
File No. 001-35530

Dear Ms. Ransom:

In accordance with Rule 12d1-2 under the Securities Exchange Act of 1934, as amended, Brookfield Renewable Energy Partners L.P. (the “Partnership”) hereby respectfully requests acceleration of effectiveness of its Registration Statement on Form 20-F (File No. 001-35530) (the “Registration Statement”) to 9:00 a.m., Eastern Standard Time, on June 6, 2013 or as soon as practicable thereafter.

The Partnership acknowledges that (1) it is responsible for the adequacy and accuracy of the disclosure in the filing; (2) comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.,
By:	Brookfield Renewable Partners Limited, its general partner

By:	/s/ Jane Sheere
Name:	Jane Sheere
Title:	Secretary